RIVERPARK COMMERCIAL REAL ESTATE FUND
SUBSCRIPTION AGREEMENT
FOR SEED CAPITAL

This Subscription Agreement for Seed Capital (the “Agreement”) is made as of the 25th day of August, 2016 between Morty Schaja (“Purchaser”), and RiverPark Commercial Real Estate Fund (the “Fund”), a Delaware statutory trust.

WHEREAS, the Fund wishes to sell to Purchaser, and Purchaser wishes to purchase from the Fund, 10,000 common shares of beneficial interest, without par value, of the Fund, at a purchase price of $10.00 per share, (collectively, the “Shares”); and

WHEREAS, Purchaser is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by Section 14(a)(1) of the Investment Company Act of 1940, as amended, in order for the Fund to conduct a public offering of its shares;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, Purchaser shall tender to the Fund the amount of $100,000 in full payment for the Shares, receipt of which is hereby acknowledged by the Fund; and

2.	Purchaser agrees that it is purchasing the Shares for investment purposes and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

By:	/s/Morty Schaja
Morty Schaja

RIVERPARK COMMERCIAL REAL ESTATE FUND

By:	/s/Morty Schaja
Name: Morty Schaja
Title: Chairman